SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a Copy to: Ashok K. Lalwani Baker & McKenzie. Wong & Leow Millenia Tower, # 27-01 1 Temasek Avenue Singapore 039192

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Items 1 through 8.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on May 26, 2006 (the “Schedule 14D-9”) by Pacific Internet Limited. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006

*Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : May 31, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Circular to Shareholders dated May 26, 2006*

(a)(2)	Letter to Shareholders dated May 26, 2006*

(a)(3)	Press Release dated May 26, 2006*

(a)(4)	Press Release dated May 31, 2006

*Filed previously.

Overview of BNP Paribas Recommendations on Options to Maximize Shareholder Value

Further to the announcement on 16 March 2006 by Pacific Internet Limited ("PacNet" or the "Company"), the Board of Directors of PacNet (the "Board"), wishes to announce that it has considered the recommendations of BNP Paribas Peregrine (Singapore) Ltd ("BNP Paribas"), the financial adviser appointed by the Company to assist the Board in identifying and evaluating options for maximizing shareholder value.

BNP Paribas has recommended that the Company considers various possible strategic options for maximizing value for shareholders, which are summarized below:

(a)

Remain as an independent entity and implement the strategy as announced on 9 May 2006

The Company has on 9 May 2006 outlined its strategic plan in relation to its business ("Strategic Plan"). The Strategic Plan, which has been endorsed in-principle by the Board, is intended to transform the Company over the next five years into an "IP-based Communications and Solutions Provider" (or IP-CSP) by strengthening its core competencies and capitalizing on the anticipated growing importance of various broadband Internet technologies.

(b)

Pursue appropriate merger and acquisition opportunities with suitable strategic or merger partners that can add value to PacNet

The merger and acquisition opportunities may encompass, inter alia:

  (i) An acquisition of the entire or a controlling stake in PacNet;

  (ii) An acquisition of a strategic stake in PacNet; and

  (iii) A merger between PacNet and another party.

Since its appointment as financial adviser to PacNet, BNP Paribas has initiated contacts with, and has been approached by, multiple parties with a view to exploring possible merger and acquisition initiatives involving the Company.

The Board also wishes to highlight that it has evaluated the unsolicited voluntary conditional offer by MediaRing Ltd for the Company of US$8.25 per share in cash (the "MediaRing Offer"), and has unanimously recommended that shareholders reject the MediaRing Offer. Shareholders should refer to the circular dated 26 May 2006, which contains in full the recommendation of the Board and the reasons for the position taken.

Having considered BNP Paribas' recommendations, and the Company’s unique position and growth opportunities, the Board believes that it is in the best interests of all shareholders for the Company to continue to implement its Strategic Plan, while concurrently exploring all possible strategic options, including those outlined by BNP Paribas, to maximize shareholder value. As of now, the Company has not entered into any definitive agreement in relation to any strategic option. As and when appropriate, the Company will make further announcements should any such initiatives result in any transaction. The Board however wishes to emphasise that there can be no assurance that any strategic alternatives will materialize.

The directors of PacNet (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources, the sole responsibility of the directors of the Company has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

By Order of the Board

Media, Investors/Analysts Contacts:

Singapore (Media)

Adeline Tan
Corporate Communications Manager
Pacific Internet Limited
Direct Tel: +65 6771 0443
Mobile: +65 9745 6345
Email: tan.adeline@pacific.net.sg

Ng Chip Keng
Weber Shandwick Worldwide (Singapore) Pte Ltd
Direct Tel: +65 6825 8084
Mobile: +65 9623 2166
Email: ckng@webershandwick.com

Singapore (Investors/Analysts)
Mervin Wang
Senior Manager, Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 9798 6077
Email: investor@pacific.net.sg
URL: http://www.pacnet.com/investor

US (Media, Investors/Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.